

Brett W. Hawkins Jr. · You
CEO at monad.social I EntTech I Governance Expert I #CreatorEconom...
3w ·

Monad.Social: The Future of Music with Web3, AI and AR/XR

Music is one of the most powerful forms of expression and connection, but it's also one of the most challenging industries in which to succeed. Creators face many barriers to reach their audience, monetize their work and protect their IP. We believe there's a better way for the 300 million Creators around the world. That's why we created Monad.Social, a platform that leverages Web3, AI and AR/XR technologies to empower creators and fans with new ways to create, discover, enjoy music and be fairly compensated - no matter how large or small their fanbase.

Monad.Social invites you to be part of our journey to transform the music industry.

In the spirit of the #CreatorEconomy, we're crowdfunding our Series A via Wefunder under Reg CF (along with a parallel traditional approach). By investing in Monad.Social, you will not only get a stake in the company, but also a voice in its community.

Like so many things these days, the algorithm will evaluate "traction" based upon early "indications of interest" and the more buzz we can create, the more likely the Wefunder marketing efforts will reach a larger portion of their 2 million investors and beyond.

Details here: https://lnkd.in/gBPnbeES

We have been working on Monad for over a year and we have achieved some significant milestones in the past 3 months including:

- Building and launching the world's first first 'dance-to-earn' app we call the Virtual Dance Floor (built on NEAR with a grant provided by the Near Foundation). Tokenization and gamification will continue to be a cornerstone of our development.

Video Demo: https://lnkd.in/gbq3g6Bv

- Acceptance into the Google Cloud for Startups Program I Scale Tier Member which comes with over $212k in direct benefits and access to their ecosystem and support.

- Prototype for our AR Portal that will extend the concept of Experiential Virtual Venues and be compatible with the metaverse.

Video Demo: https://lnkd.in/gCQFdCEn

We've also secured our lead investor Robert Mowry and we will be hosting some Twitter Spaces in the near future to discuss and share further details about development and future plans.

Whether or not you ultimately choose to invest, your initial "indications of interest" would be greatly appreciated in getting the ball rolling! There's much more to the story so please reach out with any questions or ideas and love to hear from all the Creators out there!

Required disclosures:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

#web3 #AR #music #creatoreconomy

Invest in Monad.Social PBC: Web3/AI Twitch/OF for the 300M Creators who aren't in E-Sports or adult & their Billions of Fans.

wefunder.com · 3 min read

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulatio...

You may recall an aspect of the Jobs Act (Obama in 2009) that included legislation that allowed for Equity Crowdfunding from both accredited and non-accredited invsetors. Well it took 9 years for the SEC to finalize the rules which has now resulted in a new, rapidly growing market for fundraising: The Global Crowdfunding Market (both equity and non-equity) was valued at $17.51 Billion in 2021 ($4.4 Bilion was equity) and it is expected to reach a value of $42.93 Billion by 2028.

While this is certainly still for startups and small to medium-sized companies, there are a number of benefits for companies like ours and so we are purusing this as part of a traditional fundraising effort. The simple ask from me is to ask for your support to get us to the threshold described below that will then get us access to the 2 million investors this Wefunder (FINRA and SEC regulated) platform has. It's just a Pre-Auth on a credit card (no charge) and can be cancelled any time (there's a $10k limit on credit card). The Free Option (well the actual cost is a few clicks) will give you the chance at later date to join in the closing or not - entirely your call.

Further information below and link to support: https://wefunder.com/monadsocial.pbc/

Our music platform, Monad.Social, has had a number of "wins" over the past 6 months including generating revenue vis subscriptions which is leading us to raise a Series A round of financing:

1. Last month we got accepted into the Google for Cloud Startup Program. This comes with a broad array of technical and co-marketing support from the Google Ecosystem along with $212+k in direct credits that will cover all of our entire backend hosting and hardware costs for at least 1 year with a substantial reduction the following year.
2. NEAR Foundation Grant Recipient ($75k) - Near is one of the large blockchain infrastructure providers. This money and support facilitated our building the world's first "dance-to-earn" app we call the Virtual Dance Floor (more info in link below).
3. We are working on several initiatives with Warner Music to use Monad amongst others.

We are using a crowdfunding platform under Reg CF called Wefunder. If you're not familiar with Reg CF, you're not alone and I believe you will find the process interesting. Briefly Reg CF, along with Reg A+ and D, was created under the Jobs Act of 2012. Yet in true government form, the final ruling from the SEC did not materialize until March 2021. Initially there was a $1 million limit which has now been raised to $5 million in any 12 month period. Wefunder has a community of 2 million investors that have raised $600 million directly with a further $5 Billion in follow-on investments.

There are a number of benefits associated with going this route including: 1) An ongoing source of capital and bridge to a larger Series B financing; 2) Vastly reduced time commitment from management in the capital raising process; 3) PR and growing our existing customer base by using a crowdfunding platform.

Wefunder requires all companies to reach a Minimum Level of "Initial Interest" of $50k. Wefunder calls this a Reservation (a "soft circle" for us old Wall St. guys). This reservation can be made using a credit card that will Not Be Charged - simply a Pre-Authorization (that will fall off your credit card in a few days. There is a $10k limit on cc). Once reaching that point, Wefunder will open up the raise to their entire user base and market on our behalf to them.

This can be canceled at any time and I'm not actually asking you to make the investment. Like so many things these days, the algorithm will evaluate "traction" based upon these early "indications of interest" and the more buzz we can create, the more likely the Wefunder marketing efforts will reach a broader audience. Having said that, the first $250k of investment will receive their shares at a 25% discount to the larger raise. Thus the free option. If we end up raising $1 or $2+ million at a $12million valuation and you want to go ahead at the $9 million level, you will have that option.

Here's the link to our page with further information on Monad and where the Reservation is made: https://wefunder.com/monadsocialpbc/

Very much appreciate the consideration and of course if you have any questions would be happy to answer. There's a screenshot below showing the section to select the credit card. The default option to make the reservation is by bank account.

Best Regards,
Brett

brett w. hawkins jr.
monad - Join a Circle
Chairman & CEO
Twitter monad_social
Instagram monad.social

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.